November 7, 2008
Our Ref. No. 2007313104
The TCW Group, Inc.
File No. 801-6642 et al.

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated September 24, 2008 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") against The TCW Group, Inc.'s wholly owned investment adviser subsidiaries (the "TCW Advisers") under section 206(4) of the Investment Advisers Act of 1940 (the "Advisers Act") and rule 206(4)-1(a)(2) thereunder if the TCW Advisers distribute certain marketing materials to prospective clients and current clients who are not invested in the investment strategy to which the marketing materials relate, as described below, that show no fewer than five holdings that contributed most positively to a representative account's performance and an equal number of holdings that contributed most negatively to the representative account's performance.

Facts

You state the following: The TCW Advisers are registered with the Commission under the Advisers Act. The TCW Advisers distribute detailed analytical information regarding the recent performance and portfolio attributes of certain of their investment strategies ("Portfolio Analytics"),[1] in conjunction with presentations of composite performance information, to many existing TCW Adviser clients (with respect to the investment strategy in which such clients currently invest) and to prospective clients or their consultants upon their unsolicited request.[2]

Among the available Portfolio Analytics that are now, and may in the future be, provided by the TCW Advisers are the "Best Performers/Worst Performers Charts" ("Charts"). The Charts provide an analysis that is intended to demonstrate the effect that

1 The TCW Advisers state that Portfolio Analytics generally include information relating to a portfolio's composition, performance, or other statistical measures (such as portfolio return, turnover, characteristics/weights, alpha, beta, tracking error, and the information ratio) that can be used to evaluate the portfolio in relation to a benchmark or peer group.

2 The TCW Advisers do not ask, and we take no position regarding, whether the TCW Advisers' use of any other information presented in conjunction with the Charts (as defined below) (e.g., the presentations of the composite information) complies with the federal securities laws.

individual holdings in a representative account[3] for a particular investment strategy had on the account's return during the measurement period (the "Measurement Period"). Therefore, the Charts are intended to supplement the TCW Advisers' presentation of the investment strategy's overall performance by providing information about how an adviser's investment decisions affected that performance.[4] The Charts list, for the relevant period and identified investment strategy, no fewer than ten individual holdings, including a certain number of holdings that most positively contributed to the representative account's return for the period, and an equal number of holdings that most negatively contributed to the account's return for the Measurement Period (the "Holdings").[5] The Charts provide both the average weight of the Holdings during the Measurement Period and the contribution of these Holdings to the representative account's return. These Holdings are selected from all of the representative account's holdings over the Measurement Period in a mechanical and objective manner by using the Calculation (defined below) to show their relative impact on the account's overall performance; they are not included or excluded for any other reason. The Calculation computes the contribution of each representative account holding by calculating the weight (i.e., percentage of the total account) invested in each holding multiplied by the rate of return for that holding during the Measurement Period (the "Calculation").[6] The result shows each holding's contribution to the account's overall return during the Measurement Period.

Each Chart's presentation of information and number of Holdings will be consistent from Measurement Period to Measurement Period. Each page containing a Chart will disclose how to obtain (i) the Calculation's methodology, and (ii) a list

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3 The TCW Advisers do not ask, and we take no position regarding, whether the TCW Advisers' selection of the representative account complies with the federal securities laws.

4 The Measurement Period would consist of at least an entire calendar month, as computed as of the most recent calendar month's last trading day.

5 You argue that it will not always be the case that all of the Holdings on the "best" list will show positive contribution and all of the Holdings on the "worst" list will show negative contribution. If all of the positions in an account appreciate or are sold for a gain during the measurement period, then the "worst" list will show Holdings that contributed positively to performance, albeit to a lesser extent than those shown on the "best" list. Conversely, if all of the positions in an account depreciate or are sold at a loss during the measurement period, then the "best" list will show Holdings that contributed negatively to performance, albeit to a lesser extent than those shown on the "worst" list.

6 You argue that the weighting of each holding in the account is of equal if not greater importance to the holding's overall contribution to the performance of the account. For example, a holding that returned 100% but that constituted only 1% of the account would have less impact on the account's performance than a holding that returned 10% but constituted 20% of the account.

showing the contribution of each holding in the representative account to the overall account's performance during the Measurement Period.[7] In addition, the TCW Advisers will ensure that each Chart will include all information necessary to make the Chart not misleading, including presenting the best and worst performing Holdings on the same page with equal prominence, and with appropriate disclosure as discussed above, in close proximity to the performance information. For example, each page containing a Chart will disclose that:

- the Holdings identified do not represent all of the securities purchased, sold, or recommended for advisory clients; and
- past performance does not guarantee future results.

Consistent with prior staff guidance, each TCW Adviser currently distributes the Charts only to current clients (with respect to the investment strategy in which such clients currently invest)[8] and to prospective clients or consultants who specifically make unsolicited requests for such information.[9] However, each TCW Adviser wishes to provide the Charts to prospective clients and consultants who do not specifically request the information, and to current clients who are not invested currently in the investment strategy represented in the Chart. The TCW Advisers are concerned that providing the Charts to prospective clients, consultants, or current clients not invested currently in the investment strategy represented in the Chart who do not specifically make unsolicited requests for them may violate section 206(4) of the Advisers Act and rule 206(4)-1(a)(2) thereunder. The TCW Advisers argue that the Charts would provide useful information to this wider audience.

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7 Each TCW Adviser will maintain, and make available to the staff upon request, records that evidence: (1) the criteria used to select the specific securities listed in each Chart (i.e., the Calculation); (2) a list showing the contribution of each holding in the representative account to the overall account's performance during the Measurement Period; and (3) all supporting data necessary to demonstrate the calculation of the Chart's contribution analysis and to demonstrate the appropriateness of the Holdings included in each Chart.

8 See Investment Counsel Association of America, Inc., SEC Staff No-Action Letter (Mar. 1, 2004) ("a written communication by an investment adviser to its existing clients generally would not be an advertisement within the meaning of rule 206(4)-1(b) merely because it discusses the adviser's past specific recommendations concerning securities that are or were recently held by each of those clients").

9 Id., stating that "a written communication by an investment adviser that does no more than respond to an unsolicited request by a client, prospective client or consultant for specific information about the adviser's past specific recommendations is not an 'advertisement' within the meaning of rule 206(4)-1(b)."

Analysis

Section 206(4) of the Advisers Act prohibits investment advisers from engaging in any act, practice, or course of business that the Commission, by rule, defines as fraudulent, deceptive or manipulative. Rule 206(4)-1(a)(2) under the Advisers Act generally provides that it is a fraudulent, deceptive or manipulative act, practice, or course of business for any investment adviser to publish, circulate, or distribute any advertisement "which refers, directly or indirectly, to past specific recommendations of such investment adviser which were or would have been profitable to any person . . . ." Rule 206(4)-1(a)(2), however, does not prohibit an advertisement "which sets out or offers to furnish a list of all recommendations made by such investment adviser" during the preceding year, provided that the advertisement or the list contains certain specific disclosures about the recommendations.[10]

When the Commission adopted rule 206(4)-1 under the Advisers Act, it stated that advertisements containing past specific recommendations were inherently misleading because "by their very nature they emphasize the comments and the activities favorable to the investment adviser and ignore those which were unfavorable."[11] The primary concern underlying the prohibition against advertisements containing past specific recommendations is that an adviser could "cherry pick" its profitable recommendations and omit the unprofitable ones.[12] Under those circumstances, an advertisement could fraudulently or deceptively imply that the recommendations listed, and their profitability, are representative of the experience of the adviser's clients. You are concerned that the Charts would violate section 206(4) of the Advisers Act and rule 206(4)-1(a)(2) thereunder if they are provided to prospective clients and consultants who do not specifically request the information, and to current clients who are not invested currently in the investment strategy represented in the Chart.[13] You note, however, that we have

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10 Rule 206(4)-1(a)(2)(A) under the Advisers Act provides that the rule's prohibition against including past specific recommendations that were or would have been profitable in an advertisement does not apply if the advertisement includes or offers to furnish a list of all recommendations made by the adviser that includes the following information: (1) the name of each security recommended; (2) the date and nature of each recommendation (e.g., whether to buy, sell or hold); (3) the market price at the time of the recommendation; (4) the price of the security when the recommendation was to be acted upon; (5) the market price of each such security at the most recent practicable date; and (6) a disclaimer regarding the profitability of recommendations in the future.

11 Advisers Act Release No. 121 (Nov. 2, 1961).

12 See Starr and Kuehl, Inc., SEC Staff No-Action Letter (Apr. 17, 1976) (providing prospective clients with selected past issues of an adviser's newsletter in order to solicit new subscribers could violate rule 206(4)-1(a)(2) under the Advisers Act).

13 See Dow Theory Forecasts, Inc., SEC Staff No-Action Letter (Aug. 26, 1983) ("Rule 206(4)-1(a)(2) does not permit an advertisement which refers, directly or

provided no-action assurances to an adviser that sought to provide reports to prospective and existing clients that identified some, but not all, past specific recommendations under conditions designed to ensure that the reports did not raise the dangers that rule 206(4)-1(a)(2) under the Advisers Act was designed to prevent.[14] You assert that your proposed use of the Charts similarly does not raise the dangers that the rule was designed to prevent.

You state that the Calculation mechanically produces an equal number of best-performing Holdings and worst-performing Holdings for a Measurement Period. You argue that there is no subjectivity involved, and no opportunity for a TCW Adviser to cherry pick only successful holdings. For example, you represent that: (1) the Calculation will take into account consistently the weighting of every holding in the representative account that contributed to the account's performance during the Measurement Period, and the Charts will reflect consistently the results of the Calculation; (2) the Charts' presentation of information and number of Holdings will be consistent from Measurement Period to Measurement Period; and (3) the Charts will show no fewer than ten Holdings, including an equal number of Holdings that contributed most positively and negatively to the representative account's performance during the Measurement Period.

We believe that the Charts prepared and presented in the manner described in your letter could be useful information to prospective clients, consultants, and current clients not invested currently in the investment strategy represented in the Chart and do not raise the dangers that rule 206(4)-1(a)(2) was designed to prevent. Specifically, the Chart's presentation of Holdings produced by the Calculation does not appear to allow the TCW Advisers to cherry pick profitable recommendations and omit unprofitable ones.

Accordingly, based on the facts and representations in your letter, we would not recommend enforcement action to the Commission under section 206(4) of the Advisers Act and rule 206(4)-1(a)(2) thereunder against the TCW Advisers if, under the circumstances described in this letter, the TCW Advisers distribute Charts to prospective

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indirectly, to past specific recommendations of an investment adviser which were or would have been profitable to any person even if the advertisement offers to provide a full list of all recommendations made during the preceding period of not less than one year with all the details specified in the rule"). See also James B. Peeke & Co., SEC Staff No-Action Letter (Sept. 13, 1982); and J.D. Minnick & Co., SEC Staff No-Action Letter (Apr. 30, 1975).

14 See Franklin Management, Inc., SEC Staff No-Action Letter (Dec. 10, 1998) ("Franklin") (adviser represented that it would use objective, non-performance based criteria to select securities for reports, consistently applied; the reports would not discuss realized or unrealized profits or loss; the reports would include cautionary disclosures; and the adviser would maintain records regarding all recommendations and the selection criteria used to select the securities in the reports).

clients and their consultants and current clients who are not invested currently in the investment strategy represented in the Chart. Because our position is based on the facts and representations in your letter, you should note that any different facts or representations may require a different conclusion. This letter addresses only an adviser's responsibilities with respect to section 206(4) of the Advisers Act as defined solely by rule 206(4)-1(a)(2) thereunder. Advisers that distribute advertisements containing selected past recommendations must ensure that the advertisements comply with rule 206(4)-1(a)(5) under the Advisers Act.[15] Advisers that distribute advertisements containing past specific recommendations also remain subject to the prohibitions of sections 206(1) and (2) of the Advisers Act.[16]

In taking this position, we rely in particular on your representations that:

(1) the Calculation will take into account consistently the weighting of every holding in the representative account that contributed to the account's performance during the Measurement Period, and the Charts will reflect consistently the results of the Calculation;

(2) each Chart's presentation of information and number of Holdings will be consistent from Measurement Period to Measurement Period;

(3) the Charts will show no fewer than ten Holdings, including an equal number of positive and negative Holdings;

(4) the Charts will disclose how to obtain: (i) the Calculation's methodology; and (ii) a list showing every holding's contribution to the overall account's performance during the Measurement Period;

(5) each Chart will include all information necessary to make the Chart not misleading, including presenting the best- and worst-performing Holdings on the same

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15 Rule 206(4)-1(a)(5) provides that it is a fraudulent, deceptive or manipulative act, practice or course of business within the meaning of section 206(4) of the Advisers Act for any adviser to distribute, directly or indirectly, any advertisement that contains any untrue statement of material fact or that is otherwise false or misleading. See Franklin, id. ("Advisers that distribute advertisements containing selected past recommendations must ensure that the advertisements comply with Rule 206(4)-1(a)(5) under the Advisers Act"). Whether a particular advertisement is false or misleading depends upon all the relevant facts and circumstances. See, e.g., Anametrics Investment Management, SEC Staff No-Action Letter (May 5, 1977) (whether an advertisement is misleading will depend upon all of the particular facts, including the form and content of the advertisement, the implications or inferences arising out of the context of the advertisement, and the sophistication of the recipient of the advertisement).

16 See Franklin, supra note 14.

page with equal prominence, and with appropriate disclosure as discussed above, in close proximity to the performance information; and

(6) each TCW Adviser will maintain, and make available to the staff upon request, records that evidence: (1) the criteria used to select the specific securities listed in each Chart (i.e., the Calculation); (2) a list showing the contribution of each holding in the representative account to the overall account's performance during the Measurement Period; and (3) all supporting data necessary to demonstrate the calculation of the Chart's contribution analysis and to demonstrate the appropriateness of the Holdings included in each Chart.

Holly Hunter-Ceci
Attorney-Adviser

THE TCW GROUP, INC.
865 SOUTH FIGUEROA STREET, LOS ANGELES, CALIFORNIA 90017
TEL: 213 244 0648 FAX: 213 244 0780 E-MAIL: michael.cahill@tcw.com

MICHAEL E. CAHILL
EXECUTIVE VICE PRESIDENT
GENERAL COUNSEL

TCW

September 24, 2008

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Mr. Scheidt,

The TCW Group, Inc. ("TCW") requests no-action relief from the staff of the Division of Investment Management ("Staff" of the "Division") from the past specific recommendation prohibition in Rule 206(4)-1 ("Advertising Rule" or "Rule") under the Investment Advisers Act of 1940, as amended ("Advisers Act"), as described herein.[1] In particular, TCW requests your assurance that the Staff would not recommend that the Securities and Exchange Commission ("Commission") commence an enforcement action under the Advertising Rule if TCW provides prospective clients with marketing materials that contain information about the positive or negative effect that some of the holdings in a representative account had on the performance of that account (*i.e.*, contribution analysis), under the circumstances described in this letter.

Specifically, Rule 206(4)-1(a)(2) prohibits an investment adviser from distributing any advertisement "which refers, directly or indirectly, to past specific recommendations of such investment adviser" unless the advertisement "sets out or offers to furnish a list of all recommendations made by such investment adviser" within a specified period. TCW believes the history of Section 206(4) of the Advisers Act and the Advertising Rule allows for relief from such restrictions where the marketing materials in question are unlikely to mislead recipients in the manner that Rule 206(4)-1(a)(2) is intended to prevent. In addition, TCW believes that it would be in the interest of prospective clients to permit TCW to provide marketing materials, as described herein, that are "performance-based" but not "performance-biased" to a wider audience.

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1 The TCW Group, Inc. includes, as wholly owned subsidiaries, a number of investment advisers ("TCW Advisers") that are registered with the Commission under the Advisers Act. TCW Advisers have been engaged in the investment management business for many years and serve a large number of clients in the United States and throughout the world, including institutions, non-profit organizations and high-net-worth individuals, as well as investment companies, offshore funds and private funds. As of June 30, 2008, TCW Advisers managed approximately $127 billion in client assets.

BACKGROUND

For several years, TCW Advisers have distributed detailed analytical information regarding the recent performance and portfolio attributes of certain of their investment strategies ("Portfolio Analytics"),[2] as supplemental information in conjunction with presentations of composite performance information, to many existing TCW Adviser clients (with respect to the investment strategy in which such clients currently invest) and to prospective clients or their consultants upon their unsolicited request.[3] Portfolio Analytics present highly detailed and thorough analyses of the characteristics of, and investment results achieved by, a specific investment strategy for a specified time period (typically, a month or a quarter). These Portfolio Analytics are created by applying a variety of analytical screens to a representative account for a particular investment strategy in order to provide a comprehensive picture of that investment strategy for the relevant period (including, but not limited to, insight into the strategy's investment results and the sources of performance).[4]

Reports containing Portfolio Analytics provide a very useful and informative snapshot of the components contributing to, and detracting from, investment results for the specific investment strategy during the selected time period.

TCW's Use of "Best Performers/Worst Performers Charts"

Among the available Portfolio Analytics that are now, and may in the future be, provided by TCW Advisers are the "Best Performers/Worst Performers Charts" (the "Charts"). The Charts present an analysis that is intended to demonstrate the effect that individual holdings in a representative account for a particular investment strategy had on the account's return during the measurement period (the "Measurement Period").[5] Therefore, the Charts are intended to supplement the TCW Advisers' presentation of the investment strategy's overall performance by providing information about how an adviser's investment decisions affected that performance. The Charts provide both the average weight of the holdings during the Measurement Period and the contribution of these holdings to the account's return. Thus, the Charts provide a "contribution analysis" of the holdings of the account that is intended to provide deeper insights into the effect of TCW's decision-making on the account's performance. By

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[2] Portfolio Analytics generally include information relating to a portfolio's composition, performance or other statistical measures that can be used to evaluate the portfolio in relation to a benchmark or peer group. Examples include: total or relative return, turnover, characteristics/weightings, alpha, beta, tracking error, and information ratio.

[3] Composite performance information is prepared and presented in accordance with the CFA Institute's Global Investment Performance Standards ("GIPS").

[4] For each composite, TCW's Portfolio Analytics Committee selects an account that is most closely representative of the investment objective and results of the composite. Factors that contribute to this selection include the size of the account, whether any legal or client imposed restrictions prevent TCW from exercising a representative degree of discretion with respect to the account and the expected or actual frequency of contributions to or withdrawals from the account, in each case relative to other accounts within the composite. The representative account serves as the "model" from which other accounts in the composite are managed (subject to considerations unique to the other accounts such as client imposed restrictions). The determination of the accounts to include within the composite is made in accordance with GIPS.

[5] The Measurement Period would consist of at least an entire calendar month, computed as of the most recent calendar month's last trading day.

virtue of each Chart's balanced presentation of the best and worst performers in the representative account, the Charts do not highlight TCW's successful investment decisions while minimizing its failures.

These holdings are selected from all of the representative account's holdings over the Measurement Period in an objective and mechanical manner, as described below. Moreover, the Charts themselves may include other additional information and disclosures that TCW deems necessary or appropriate in order to ensure that the Charts are not misleading and are in compliance with Rule 206(4)-1(a)(5).[6] While selection of the holdings included in a Chart is, of necessity, "performance-based" (*i.e.*, their relative positive and negative impact on the account's performance), it is *not* "performance-biased" (*e.g.*, an equal number of contributors and detractors are always shown and the identity of those contributors and detractors is established through the mechanical and disinterested operation of a mathematical formula).

The contribution analysis section of the Chart generally will be presented in the following format:

Best Securities	Average Weight	Security Contribution to Portfolio Return
Company A	2.38	0.72
Company B	2.06	0.49
Company C	1.66	0.45
Company D	3.31	0.40
Company E	3.45	0.32
Worst Securities		
Company V	4.46	-0.87
Company W	2.09	-0.77
Company X	2.96	-0.69
Company Y	1.85	-0.47
Company Z	5.31	-0.46

The form of the Charts and the calculation methodology will generally remain consistent from Measurement Period to Measurement Period and will not differ depending on the type of recipient, except where a prospective client, consultant, or current client not invested currently in the investment strategy represented in the Charts requests that a different number of holdings be included in the Charts.

Calculation of Contribution to Performance Information

The contribution analysis provided through the Charts isolates, for the Measurement Period, the holdings that most positively impacted the account's return for the period, and those holdings (in a set of equal size) that most negatively impacted the account's return for the period. These best and worst performers

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6 Each page containing a Chart will disclose (i) that the holdings identified do not represent all of the securities purchased, sold, or recommended for advisory clients, (ii) that past performance does not guarantee future results, and (iii) how to obtain a discussion of the methodology used to calculate and construct the Chart and a list showing every holding's contribution to the overall account's performance during the Measurement Period.

are selected in a mechanical and objective manner, namely their relative impact on the account's returns; they are not included or excluded for any other reason. To ensure that the Charts accurately reflect the desired analytics (*i.e.*, a demonstration of the investment decisions that most affected the account's performance for better or worse), any holding in the account during the relevant period would be included in the Charts if the holding is one of the most significant (positive or negative) contributors to the account's performance. Whether any holding included in the Charts was recently purchased or sold is not relevant to the selection process. Thus, from time to time, holdings that may have been recently purchased or sold will likely be included in the Charts. TCW believes that excluding a holding from being presented in the Charts by reason of its recent purchase or sale would be misleading.

Contribution analysis is intended to demonstrate the effect that individual holdings in an account had on the account's return during the Measurement Period.[7] The calculation used by TCW to compute the contribution of each holding is fairly simple: the weight (*i.e.*, percentage of the total account) invested in each holding is multiplied by the rate of return for that holding during the period (the "Calculation"), yielding the contribution of the holding, for the period, to the account's overall return during the period.[8]

TCW's systems perform similar calculations for each holding in the representative account during the Measurement Period and generate a list showing, from highest to lowest, the amount of return (positive or negative) attributable to each holding.[9]

Once the "master" contribution list for a representative account has been produced, TCW isolates the desired number of "best performers" (*i.e.*, those that most positively contributed to performance or, more simply, had the highest values in the "contribution" column) and the same number of "worst performers" (*i.e.*, those that most negatively impacted performance or, more simply, had the lowest values in the "contribution" column) and includes those holdings in the Chart. The master contribution lists are maintained in TCW's records (along with all supporting data necessary to verify proper performance of the calculation and the inclusion of all relevant holdings in the Chart).

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7 The contribution calculation is performed on a gross basis because it is illogical and impracticable (if not impossible) to apportion fees and expenses (aside from brokerage commissions which, by their nature, are included in the basis of the holdings and are deducted from the proceeds realized upon sale) among holdings. Such fees and expenses would instead be factored into the account's performance.

8 In algebraic expression, the basic formula is $W_{px} \bullet R_{px} = C_{px}$; where:

W_{px} = the weighted investment of the portfolio in security "x" (time weighted, as appropriate, for investments held for only part of the period);

R_{px} = the rate of return during the measurement period for security "x" while held in the portfolio; and

C_{px} = the contribution of security "x" to the portfolio's overall return during the measurement period.

9 It will not always be the case that all of the holdings on the "best" list will show positive return or contribution and all of the holdings on the "worst" list will show negative return or contribution. If all of the positions in an account appreciate or are sold for a gain during the Measurement Period, then the "worst" list will show holdings that contributed (positively) to performance, albeit to a lesser extent than those shown on the "best" list. Conversely if all of the positions in an account depreciate or are sold at a loss during the Measurement Period, then the "best" list will show holdings that detracted (contributed negatively) to performance, albeit to a lesser extent than those shown on the "worst" list.

Conditions

TCW would impose the following conditions on its use of the Charts in connection with any advertisement:

(1) the Calculation will take into account consistently the weighting of every holding in the representative account that contributed to the account's performance during the Measurement Period, and the Charts will reflect consistently the results of the Calculation;

(2) each Chart's presentation of information and number of holdings will be consistent from Measurement Period to Measurement Period;

(3) the Charts will show no fewer than ten holdings, including an equal number of positive and negative holdings;

(4) the Charts will disclose how to obtain (i) the Calculation's methodology and (ii) a list showing every holding's contribution to the overall account's performance during the Measurement Period;

(5) each Chart will include all information necessary to make the Chart not misleading, including presenting the best and worst performing holdings on the same page with equal prominence, and with appropriate disclosure as discussed above, in close proximity to the performance information; and

(6) each TCW Adviser will maintain, and make available to the staff upon request, records that evidence (i) the criteria used to select the specific securities listed in each Chart (*i.e.*, the Calculation), (ii) a list showing the contribution of each holding in the representative account to the overall account's performance during the Measurement Period, and (iii) all supporting data necessary to demonstrate the calculation of the Chart's contribution analysis and to demonstrate the appropriateness of the holdings included in each Chart.

As discussed below, TCW believes that such a presentation provides functionally equivalent protections to those contemplated by Rule 206(4)-1(a)(2).

Need for No-Action Relief

Consistent with prior Staff guidance, TCW currently distributes the Charts only to current clients invested in accordance with a particular strategy and to those consultants, prospective clients or current clients not invested currently in the investment strategy represented in the Charts who specifically request such information.[10] However, TCW wishes to provide the valuable insights contained in the Charts to prospective clients, consultants, and current clients not invested currently in the investment strategy represented in the Charts who do not specifically request the information. As pointed out by the Staff in the *ICAA* no-action letter, materials such as the Best Performers/Worst Performers Charts, when sent to current TCW clients, while clearly "written communication[s] by an investment adviser to its *existing clients* . . . generally would not be . . . advertisement[s] within the meaning of Rule 206(4)-1(b) merely because [such communication] discusses the adviser's past specific recommendations concerning

[10] The Charts are currently provided in this manner so as not to constitute "advertisements" for purposes of Rule 206(4)-1(a)(2). *See, Investment Counsel Association of America, Inc.* (pub. avail. Mar. 1, 2004) (noting that such distributions would not constitute an "advertisement" for purposes of the Rule 206(4)-1(a)(2)) ("*ICAA*").

securities that are or were recently held by each of those clients."[11] Similarly, based on the Staff's position in the *ICAA* no-action letter, when the information in the Charts is provided to prospective clients or consultants in response to an unsolicited request for such information, the Charts would not be advertisements for purposes of Rule 206(4)-1(a)(2).[12]

However, a more expansive distribution of the Charts might be deemed to be an advertisement under Rule 206(4)-1(b), since the inclusion in the Charts of any holdings that were recently purchased or sold for client accounts could arguably constitute "past specific recommendations" for purposes of Rule 206(4)-1(a)(2).[13] Nonetheless, for the reasons (and subject to the conditions) set forth in this letter, TCW believes that its proposed use of the Charts does not present the opportunity for the types of abuses Rule 206(4)-1(a)(2) was intended to address. Therefore, TCW requests that the Staff confirm that it would not recommend enforcement action if TCW uses the Charts as described herein.

APPLICABLE LAW

The Advertising Rule

Rule 206(4)-1(a)(2) provides that it is a fraudulent, deceptive or manipulative act, practice or course of business for any investment adviser to publish, circulate, or distribute any advertisement[14] "which refers, directly or indirectly, to past specific recommendations of such investment adviser which were or would have been profitable to any person. . . ."[15] Rule 206(4)-1(a)(2), however, does not prohibit an

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[11] In this respect, the Staff noted that "in general, written communications by advisers to their existing clients about the performance of the securities in their accounts are not offers of investment advisory services but are part of the adviser's advisory services." *Id.*

[12] In this respect, the Staff noted that "a written communication by an investment adviser that does no more than respond to an *unsolicited* request . . . for specific information about the adviser's past specific recommendations is not an 'advertisement.'" *Id.* The Staff noted in the *ICAA* no-action letter its view that (1) communications with existing clients that do not offer advisory services and (2) communications to prospective clients in response to unsolicited requests for information. Thus are each are communications that are outside of the definition of an "advertisement" and the restrictions in Rule 206(4)-1(a)(1) and (2) do not apply to such communications. Nevertheless, the Staff observed that such communications remain subject to Rule 206(4)-1(a)(5), the anti-fraud provision of the Advertising Rule.

[13] As the Staff noted in *Franklin Management Inc.* (pub. avail. Dec. 10, 1998) ("*Franklin*"), discussions of current recommendations would not trigger application of the Rule 206(4)-1(a)(2) (although any such discussion would, of course, be subject to the general anti-fraud provisions of the Advisers Act and Rule 206(4)-1 thereunder).

[14] Rule 206(4)-1(b) defines "advertisement" as including "any notice, circular, letter or other written communication addressed to more than one person, or any notice or other announcement in any publication or by radio or television, which offers (1) any analysis, report, or publication concerning securities, or which is to be used in making any determination as to when to buy or sell any security, or which security to buy or sell, or (2) any graph, chart, formula or other device to be used in making any determination as to when to buy or sell any security, or which security to buy or sell, or (3) any other investment advisory service with regard to securities."

[15] *See, Notice of Proposed Rule to Prohibit Certain Advertisements by Investment Advisers as Fraudulent, Deceptive or Manipulative under the Investment Advisers Act of 1940*, Rel. No. IA-113 (Apr. 4, 1961) ("*Proposing Release*") (proposing a strict ban on any advertisements "which call attention to past recommendations of the investment adviser which were or would have been profitable to any person"); *Notice of Revised Proposal to Prohibit Certain Advertisements by Investment Advisers as Fraudulent, Deceptive or*

advertisement "which sets out or offers to furnish a list of all recommendations made by such investment adviser" during the preceding year, provided that the advertisement or the list contains specific disclosure about the recommendations.

According to the Commission, the Advertising Rule addresses the specific concern, among others, that "a substantial amount of investment advisory advertising is directed at" persons the Commission believed "are frequently unskilled and unsophisticated in investment matters."[16] As a result, the Commission noted that Rule 206(4)-1(a)(2) "is intended to implement statutory mandate by foreclosing the use of advertisements which have a tendency to mislead or deceive such persons."[17]

As initially proposed, Rule 206(4)-1(a)(2) would have banned any use of past specific recommendations in an advertisement. The Commission then revised its proposal to address commentators' concerns that the broad prohibition on the use of past specific recommendations was too limiting, and instead proposed two alternatives. The first, which was ultimately adopted, is reflected in the current Rule 206(4)-1(a)(2) of the Advertising Rule. The second alternative considered by the Commission would have allowed "a truly representative list of all such recommendations which shows those which were or would have been unprofitable as well as those which would have been profitable, and which is not otherwise misleading."[18] The Commission viewed this second approach as a reasonable alternative and there is no explanation as to why the Commission ultimately adopted the first approach over the second.[19]

Although the Commission did not publicly state its rationale for the decision, one possible reason why the second approach was not adopted by the Commission is that such an approach anticipates a subjective determination by the adviser as to what constitutes a "truly representative list" of the adviser's recommendations. The relief requested by TCW is significantly more protective in that it does not allow for subjectivity. Rather, the information that TCW proposes to provide to prospective clients, consultants and other industry professionals is the result of the application of an objective, non-discretionary, unbiased, and mechanical methodology that forestalls any opportunity an adviser to produce favorably-biased marketing materials by means of cherry picking or window dressing the information contained in the Charts. Thus, we believe that TCW's proposal does not implicate the potential for abuse that could be associated with the, more subjective, second approach.

Manipulative under the Investment Advisers Act of 1940, Rel. No. IA-119 (Aug. 8, 1961) ("*Re-Proposing Release*") (proposing to allow certain advertisements of an adviser's past specific recommendations in response to commentators concerns that the original proposal "was so broad that it would have prevented an investment adviser from furnishing information with respect to all of the recommendations he had ever made"); and *Adoption of Rule 206(4)-1 under the Investment Advisers Act of 1940*, Rel. No. IA-121 (Nov. 2, 1961) ("*Adopting Release*").

16 *Proposing Release*, *supra* n. 15.

17 *Id.*

18 *Re-Proposing Release*, *supra* n. 15.

19 There is no discussion in any public document as to why the Commission chose to adopt the first alternative rather than the second. The Adopting Release describes the alternative chosen without referencing the other option and echoes prior concerns that "material of this nature, which may refer only to recommendations which were or would have been profitable and ignore those which were or would have been unprofitable, is inherently misleading and deceptive, and consequently the rule prohibits this type of advertising unless all recommendations for a minimum specified period are included."

Prior Commission and Staff Interpretations

The Commission ultimately adopted the current form of the Rule 206(4)-1(a)(2) to alleviate concerns that advertisements "which may refer only to recommendations which were or would have been profitable and ignore those which were or would have been unprofitable [are] inherently false and misleading."[20] However, the Staff has in the *Franklin* no-action letter provided no-action assurance to allow advertisements that the Staff acknowledged fell within the literal prohibitions of the Advertising Rule to be used by advisers, provided certain conditions, designed to fulfill the Commission's intent that the Advertising Rule would "foreclos[e] the use of practices which have a tendency to mislead or deceive" persons who may be "unskilled and unsophisticated in investment matters,"[21] were met.

One practice that could "have a tendency to mislead or deceive" is where an adviser cherry-picks (*i.e.*, includes in an advertisement its most profitable recommendations and omits the unprofitable ones). Thus, the Commission and its Staff have interpreted Rule 206(4)-1(a)(2) to prohibit advertisements containing only a selected list of past specific recommendations, even if accompanied by an offer to furnish the remainder in a separate list, because such an advertisement might fraudulently or deceptively imply that the recommendations listed, and their profitability, are representative of the experience of the adviser's clients.[22] However, as many advisers have discovered (and members of the Staff and industry observers have noted), furnishing a list of all recommendations made by the adviser during the preceding year can become virtually impossible or so unwieldy and voluminous as to render the information completely useless, particularly for large, multi-strategy advisers. We believe that the breadth and chilling effect of Rule 206(4)-1(a)(2) have caused a reduction in the quantity and quality of information available to investors.[23]

For these reasons, in the *Franklin* no-action letter, the Staff permitted Franklin to include in its periodic reports to clients and prospective clients information about some of its specific portfolio management

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20 *Adopting Release*, *supra* n. 15.

21 *Proposing Release*, *supra* n. 15.

22 *See, e.g.*, *In the Matters of Spear & Staff, Incorporated and Roger E. Spear*, Rel. No. IA-188 (Mar. 25, 1965) at n. 18. (a settled administrative case stating, without citing any supporting authority, that "an advertisement which contains a list of only a portion of the investment adviser's past recommendations would not be cured by an offer in the same advertisement to furnish a complete list upon request" notwithstanding the apparently plain text of the Rule.) ("*Spear & Staff*").

23 In this regard, at the May 23, 2000, SEC Roundtable on Investment Adviser Regulation, the Division's Chief Counsel noted that:

> I would suggest that most advisers couldn't buy ads big enough to include all of their [recommendations] for the last year. I don't know whether advisers are willing to provide a list of all their recommendations in the last year. I question whether the conditions of [Rule 206(4)-1(a)(2)] are overly burdensome and whether others feel the same way, and whether others have a solution to the problem. I've heard from others that advisers want to be able to provide their clients or their clients want to be provided with information about past specific recommendations. And I'll also say that funds are permitted to refer to the stock picks they made in their management discussion analysis, and that its not prohibited.

Division of Investment Management: SEC Roundtable on Investment Adviser Regulatory Issues (May 23, 2000) *transcript available at* http://www.sec.gov/divisions/investment/roundtable/iadvrndt.htm ("*Roundtable*") decisions during the most recent calendar quarter and the reasons for these decisions.[24] Franklin noted that this information would be useful to current and prospective clients and would help them better understand and appreciate the adviser's investment decisions and thought processes. Given the impracticality of listing and discussing all of the adviser's recommendations for the preceding year, Franklin proposed to discuss a limited number of specific securities, which would be selected by Franklin on the basis of objective, non-performance based criteria that was consistently applied. Although the Staff concluded that such a presentation would be subject to Rule 206(4)-1(a)(2), the Staff concluded that reports prepared and presented in the manner described in the *Franklin* no-action letter:

> could be useful information to existing and prospective clients, and do not raise the dangers that Rule 206(4)-1(a)(2) was designed to prevent. The use of objective, non-performance based selection criteria should limit an adviser's ability to cherry-pick its profitable recommendations to the exclusion of its unprofitable ones, and this, coupled with the requirement that the [r]eports will not discuss the amount of profit or loss of any particular security recommended by the adviser, should prevent an advertisement from misleading clients about an adviser's performance based solely upon the inclusion of the past specific recommendations.[25]

Based on prior Staff guidance, it appears that where the Staff has determined that certain types of marketing materials do not (1) appear to implicate the Commission's concern in proposing the Advertising Rule or (2) "emphasize the comments and activities favorable to the investment adviser and ignore those which were unfavorable,"[26] the Staff has allowed such marketing materials to be used by adviser, notwithstanding the Advertising Rule.[27] The Staff's flexible and realistic approach is consistent with Congress' direction in the legislative history that rules adopted by the Commission under Section 206(4) be capable of flexibility.

As discussed below, TCW believes that non-performance biased presentations, which accurately present important portfolio diagnostic information, such as contribution to performance, would be similarly useful to prospective clients and current clients not invested currently in the investment strategy represented in the Chart while, arguably, being more likely not to cause the dangers that are sought to be addressed by Rule 206(4)-1(a)(2). Moreover, it is TCW's view that permitting the use of such presentations would be consistent with the policy underlying the Advertising Rule and past Commission and Staff interpretations.

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[24] *Franklin, supra* n. 13.

[25] *Id.*

[26] *Proposing Release, supra* n. 15.

[27] *See, e.g., Franklin, supra* n. 13. By the same token, in the *ICAA* no-action letter, as discussed herein, in addition to treating identical communications differently depending upon the method of distribution, the Staff treated such communications differently for purposes of Rule 206(4)-1(a)(1) and (2) than for purposes of Rule 206(4)-1(a)(5). The Staff's interpretations of the definition of "advertisement" in the *ICAA* no-action letter and the no-action relief granted in *Franklin* seem to apply a rule of reason approach to the Advertising Rule where the type of information presented or the nature of the communication neither violates general anti-fraud concerns nor presents the opportunity for the kind of abuses that the "specific provisions" are intended to address. As noted above, the Staff's positions in these letters are consistent with the Commission's guidance in proposing and adopting the Rule.

ANALYSIS

In proposing the Advertising Rule, the Commission noted that the "rule is intended to implement the statutory mandate by foreclosing the use of advertisements which have a tendency to mislead or deceive" the target audience that the Commission believed to be "frequently unskilled and unsophisticated in investment matters" for "a substantial amount of investment advisory advertising."[28]

However, in those instances where the intention of the Advertising Rule is not furthered by a rigid application of the specific provisions of the Rule, TCW believes it is appropriate to apply a "rule of reason," particularly where, as here, policy considerations weigh heavily in favor of allowing use of the proposed information. Moreover, given the objective and mechanical nature of contribution analyses used by TCW, we believe that the limitations in Rule 206(4)-1(a)(5) under the Advisers Act and the anti-fraud provisions of the Advisers Act are sufficient to address any concern that an unscrupulous adviser might try to take advantage of a Staff interpretation to develop materials that would mislead prospective clients.

The Charts do not Present Opportunities for Abuse

Assuming that Rule 206(4)-1(a)(2) applies to discretionary management services, TCW submits that the mechanical nature of the selection, calculation and presentation of contribution analysis included in the Charts provides approach that forecloses the possibility of the kind of abuses that Rule 206(4)-1(a)(2) is intended to address.[29]

As described above, the Charts are mechanically produced by a system that selects a given number of the best performing portfolio holdings for a particular time period, as well as a corresponding number of the worst performing holdings. There is no subjectivity involved and no opportunity for TCW to cherry-pick only successful holdings or investment decisions or engage in window dressing. Indeed, any attempt to "game" the system by altering the account's portfolio holdings would be futile, since: (1) the formula is applied to all holdings of the account during the period; (2) the formula examines the performance of each such holding on a weighted basis;[30] and (3) the Charts must include any such holding that was one of the most significant contributors or detractors to performance.

With respect to the Charts, the worst performing holdings are presented on the same page with the best performing holdings with equal prominence. The list, although it is obviously "performance-based" information, is completely neutral, balanced and objective, based on consistently applied criteria and, therefore, is not "performance-biased" information. The Charts reflect unbiased, objective and non-discretionary contribution analyses that are incapable of showcasing particular holdings for subjective reasons (*e.g.*, because the issuer is a "hot name"). Instead, positions are included for one reason only –

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28 *Proposing Release, supra* n. 15.

29 TCW does not address in this request for no action whether or not the results of discretionary management services are considered to be "recommendations," within the scope of Rule 206(4)-1(a)(2).

30 The significance of each holding's weighting to the contribution formula is an important protection *against* cherry picking. Contribution to performance does not depend solely on which holdings performed the "best" or "worst" on an abstract basis although performance is an important factor. The weighting of each holding in the account is of equal if not greater importance to the holding's overall contribution to the performance of the account. For example, a holding that returned 100% but that constituted only 1% of the account would have less impact on the account's performance than a holding that returned 10% but constituted 20% of the account.

their relative effect on the performance of the account. There is no editing of the information and no holdings are added or deleted from the list by TCW. Moreover, as discussed above, (1) the formula will take into account consistently the weighting of every holding in the representative account that contributed to the account's performance during the Measurement Period; (2) the Chart's presentation of information and number of holdings will be consistent from Measurement Period to Measurement Period; and (3) the Charts will show no fewer than ten holdings, including an equal number of holdings that contributed most positively and negatively to the representative account's performance during the Measurement Period.

Conclusion

The Charts provide prospective clients, consultants, brokers and other industry professionals with a very practical and desirable service: The analysis of portfolio information in a format that is highly useful to them. There is no point of view, no agenda, no bias in the creation and presentation of the information in the Charts. They are simply a compilation of analytical facts in a useful format for the reader to obtain a clearer picture of the investment results for a period of time. They are, in effect, an "agnostic diagnostic."

For these, and the other reasons set forth in this letter, TCW believes that no-action relief to permit the type of contribution analysis included in the Charts to be more widely disseminated by TCW is appropriate and in the public interest because the manner in which TCW determines, selects and presents the information in the Charts makes cherry-picking and the other abuses that Rule 206(4)-1(a)(2) is intended to address impossible.

Thank you for your consideration of this request.

* * * *

Please contact me, if you have any questions or comments pertaining to this matter.

Very truly yours,

Michael E. Cahill
Executive Vice President

cc: Jane A. Kanter, Dechert LLP
David A. Vaughan, Dechert LLP
Michael L. Sherman, Dechert LLP
Cathryn Taylor, Esq.
Natalie Maniaci, TCW

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